UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report: March 5, 2013

(Date of earliest event reported)

Markel Corporation

(Exact name of registrant as specified in its charter)

Virginia	001-15811	54-1959284
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4521 Highwoods Parkway

Glen Allen, Virginia 23060-6148

(804) 747-0136

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On March 5, 2013, Markel Corporation (the “Company”) executed an Underwriting Agreement and related pricing agreement (the “Underwriting Agreement”) with the underwriters named therein. Under the Underwriting Agreement, the Company is issuing $250,000,000 aggregate principal amount of its 3.625% Senior Notes due 2023 and $250,000,000 aggregate principal amount of its 5.0% Senior Notes due 2043 (the “Securities”) under the Indenture dated as of June 5, 2001 (the “Indenture”), between the Company and The Bank of New York Mellon (as successor to The Chase Manhattan Bank), as trustee (the “Trustee”), relating to debt securities, as amended by an Eighth Supplemental Indenture to the Indenture with respect to the 3.625% Senior Notes due 2023, and by a Ninth Supplemental Indenture to the Indenture, with respect to the 5.0% Senior Notes due 2043, both supplemental indentures to be dated as of March 8, 2013 (the “Eighth Supplemental Indenture” and the “Ninth Supplemental Indenture,” respectively). The Underwriting Agreement, the form of the Eighth Supplemental Indenture and Ninth Supplemental Indenture and the Computation of Earnings to Fixed Charges Ratio are filed as exhibits hereto and are incorporated herein by reference. The form of the Securities is included as Exhibit A to the form of the Eighth Supplemental Indenture and Ninth Supplemental Indenture, respectively.

Certain exhibits are filed herewith by the Company, in connection with the Company’s offering of the Securities pursuant to its Prospectus Supplement, dated March 5, 2013, to the Prospectus, dated December 16, 2011, filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-3 (Registration No. 333-178556).

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

No.	Description

1.1	Underwriting Agreement and related pricing agreement, dated as of March 5, 2013, between the Company and the underwriters named therein (filed herewith)

4.1	Indenture, dated as of June 5, 2001, between the Company and The Bank of New York Mellon (as successor to The Chase Manhattan Bank), as Trustee (incorporated by reference from Exhibit 4.1 filed with the Commission in the Company’s report on Form 8-K dated as of June 5, 2001)

4.2	Form of Eighth Supplemental Indenture between the Company and the Trustee, including form of the securities as Exhibit A (filed herewith)

4.3	Form of Ninth Supplemental Indenture between the Company and the Trustee, including form of the securities as Exhibit A (filed herewith)

5.1	Opinion of McGuireWoods LLP (filed herewith)

12.1	Computation of Earnings to Fixed Charges Ratio (filed herewith)

23.1	Consent of McGuireWoods LLP (contained in Exhibit 5.1 filed herewith)

* * * * *

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This filing includes statements about future economic performance, finances, expectations, plans and prospects of Markel Corporation (Markel) and Alterra Capital Holdings Limited (Alterra), both individually and on a combined basis, that are forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding factors affecting future results of Markel and Alterra, please refer to their respective Annual Report on Form 10-K for the year ended December 31, 2012 filed by Alterra and Markel on February 28, 2013 with the Securities Exchange Commission (SEC). These documents are also available free of charge, in the case of Markel, by directing a request to Bruce Kay, Investor Relations, at 804-747-0136 and in the case of Alterra, by directing a request to Alterra through Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations, at 441-295-8800. Neither Markel nor Alterra undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This filing contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about Markel’s and Alterra’s beliefs, plans or expectations, are forward-looking statements. These statements are based on Markel’s or Alterra’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this filing should not be considered as a representation by Markel, Alterra or any other person that Markel’s or Alterra’s objectives or plans, both individually and on a combined basis, will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding expectations; (b) the adequacy of loss reserves and the need to adjust such reserves as claims develop over time; (c) the failure of any of the loss limitation methods the parties employ; (d) any adverse change in financial ratings of either company or their subsidiaries; (e) the effect of competition on market trends and pricing; (f) cyclical trends, including with respect to demand and pricing in the insurance and reinsurance markets; (g) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere; and (h) other factors set forth in Markel’s and Alterra’s recent reports on Form 10-K, Form 10-Q and other documents filed with the SEC by Markel and Alterra.

* * * * *

Risks and uncertainties relating to the proposed transaction include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized or the parties may experience difficulties in successfully integrating the two companies; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; (5) the outcome of any legal proceedings to the extent initiated against Markel or Alterra or its respective directors and officers following the announcement of the proposed merger is uncertain; (6) the acquisition may involve unexpected costs; and (7) the businesses may suffer as a result of uncertainty surrounding the acquisition. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect, or have previously experienced, and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus of Markel and Alterra that has been filed with the SEC. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT:

This filing relates to a proposed merger between Markel and Alterra. On December 27, 2012, Markel filed with the SEC a registration statement on Form S-4, and on January 18, 2013, Markel and Alterra each filed the definitive joint proxy statement/prospectus which was supplemented on February 15, 2013. This filing is not a substitute for the definitive joint proxy statement/prospectus or any other document that Markel or Alterra filed or may file with the SEC or send to its shareholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER, INCLUDING SUPPLEMENT NO. 1 TO DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC BY ALTERRA ON FEBRUARY 15, 2013. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov) or, in the case of Markel, by directing a request to Bruce Kay, Investor Relations, at 804-747-0136 and, in the case of Alterra, by directing a request to Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations, at 441-295-8800.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

MARKEL CORPORATION

Date: March 7, 2013	By:	/s/ D. Michael Jones
	Name:	D. Michael Jones
	Title:	General Counsel

Exhibit Index

No.	Description

1.1	Underwriting Agreement and related pricing agreement, dated as of March 5, 2013, between the Company and the underwriters named therein (filed herewith)

4.1	Indenture, dated as of June 5, 2001, between the Company and The Bank of New York Mellon (as successor to The Chase Manhattan Bank), as Trustee (incorporated by reference from Exhibit 4.1 filed with the Commission in the Company’s report on Form 8-K dated as of June 5, 2001)

4.2	Form of Eighth Supplemental Indenture between the Company and the Trustee, including form of the securities as Exhibit A (filed herewith)

4.3	Form of Ninth Supplemental Indenture between the Company and the Trustee, including form of the securities as Exhibit A (filed herewith)

5.1	Opinion of McGuireWoods LLP (filed herewith)

12.1	Computation of Earnings to Fixed Charges Ratio (filed herewith)

23.1	Consent of McGuireWoods LLP (contained in Exhibit 5.1 filed herewith)